UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GENITOPE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37229P507 (CUSIP Number)

July 26, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37229P507	PAGE 2 OF 8 PAGES

1	NAME OF REPORTING PERSONS Edward W. Rose, III I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 323,660 6 SHARED VOTING POWER 69,939 7 SOLE DISPOSITIVE POWER 323,660 8 SHARED DISPOSITIVE POWER 69,939

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,559
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 37229P507	PAGE 3 OF 8 PAGES

1	NAME OF REPORTING PERSONS CPMG, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 77-0616887
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 381,610 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 1,559,960 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON CO; IA

CUSIP NO. 37229P507	PAGE 4 OF 8 PAGES

1	NAME OF REPORTING PERSONS Cardinal Investment Company, Inc. Profit Sharing Plan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 75-2253447
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0- 6 SHARED VOTING POWER 69,939 7 SOLE DISPOSITIVE POWER -0- 8 SHARED DISPOSITIVE POWER 69,939

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,939
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 37229P507	PAGE 5 OF 8 PAGES

Item 1.
Item 1	(a)	Name of Issuer:

Genitope Corporation (the “Company”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

525 Penobscot Drive, Redwood City, California 94063
Item 2.

Item 2	(a)	Name of Person(s) Filing:

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13G Statement (this “Schedule 13G”) on behalf of Edward W. Rose, III (“Rose”), CPMG, Inc. (“CPMG”) and Cardinal Investment Company, Inc. Profit Sharing Plan (the “Plan,” and together with Rose and CPMG, collectively, the “Reporting Persons”).

CPMG is a Reporting Person with respect to shares of Common Stock (as defined below) held for the accounts of the following clients to which CPMG acts as investment adviser with investment discretion over portfolio investments: Quantum Partners LDC, a Cayman Islands exempted limited duration company (“Quantum”), CY Offshore Fund, Ltd., a Cayman Islands exempted company (“CY”), CS Offshore Fund, Ltd., a Cayman Islands exempted company (“CS”), Kaiser-Francis Oil Company, an Oklahoma corporation (“Kaiser”), George Kaiser Family Foundation, an Oklahoma not-for-profit foundation (“Foundation”), Cardinal Partners, L.P., a Texas limited partnership (“CP”), and Cardinal Partners 2000, L.P., a Texas limited partnership (“CP2000”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2	(b)	Address or principal business office or, if none, residence:

The address of each of the Reporting Persons is 500 Crescent Court, Suite 250, Dallas, Texas 75201.

Item 2	(c)	Citizenship:

Rose is a citizen of the United States. CPMG is a Texas corporation. The Plan is organized under the laws of the State of Texas.

Item 2	(d)	Title of class of securities:

Common Stock of the Company (“Common Stock”)

Item 2	(e)	CUSIP No.:

37229P507

CUSIP NO. 37229P507	PAGE 6 OF 8 PAGES

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Items 4(a) – 4(b):

Rose:

The aggregate number of shares of Common Stock that Rose owns beneficially, pursuant to Rule 13d-3 of the Act, is 387,559, which constitutes approximately 1.4% of the outstanding shares of Common Stock.

Plan:

The aggregate number of shares of Common Stock that the Plan owns beneficially, pursuant to Rule 13d-3 of the Act, is 69,393, which constitutes approximately 0.3% of the outstanding shares of Common Stock.

CPMG:

As of the date hereof, CPMG may be deemed to be the beneficial owner of: (i) 78,850 shares of

Common Stock held for the account of Quantum, (ii) 468,840 shares of Common Stock held for the account of CY, (iii) 307,000 shares of Common Stock held for the account of CS, (iv) 162,610 shares of Common Stock held for the account of Kaiser, (v) 161,050 shares of Common Stock held for the account of Foundation, (vi) 164,940 shares of Common Stock held for the account of CP, and (vii) 216,670 shares of Common Stock held for the account of CP2000. The aggregate number of shares of Common

Stock that CPMG may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, is 1,559,960,

which constitutes approximately 5.5% of the outstanding shares of Common Stock.

The calculation of the percentages of beneficial ownership of Common Stock set forth above are based upon 28,245,309 shares of Common Stock outstanding, as reported in the Company’s most recent filing with the Securities and Exchange

Commission.

CUSIP NO. 37229P507	PAGE 7 OF 8 PAGES

Item 4	(c)	Number of shares as to which each Reporting Person has:

		(i)	Sole power to vote or to direct the vote:

Rose: 323,660

Plan: 0

CPMG: 381,610

		(ii)	(ii) Shared power to vote or to direct the vote:

Rose: 69,939

Plan: 69,939

CPMG: 0

		(iii)	Sole power to dispose or to direct the disposition of:

Rose: 323,660

Plan: 0

CPMG: 1,559,960

		(iv)	Shared power to dispose or to direct the disposition of:

Rose: 69,939

Plan: 69,939

CPMG: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

This Schedule 13G is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1). The identity of each of the Reporting Persons is set forth in Item 2(a) hereof.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certifications.

	Item 10(a)	Not Applicable.

	Item 10(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 37229P507	PAGE 8 OF 8 PAGES

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Filing is true, complete and correct.

August 5, 2005	/s/ Edward W. Rose, III
Edward W. Rose, III

August 5, 2005	CARDINAL INVESTMENT COMPANY, INC.
PROFIT SHARING PLAN

	By:	/s/ Edward W. Rose, III
Edward W. Rose, III
Trustee

August 5, 2005	CPMG, INC.

	By:	/s/ Edward W. Rose, III
Edward W. Rose, III
President